SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

June 30, 2025

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that on June 27, 2025, our subsidiary Grupo Credito S.A. (“Grupo Credito”) has been notified of the following Tax Assessment Resolutions and Fine Resolutions (hereinafter, the “Resolutions”), with amounts expressed in Peruvian Soles (S/):

Concept	Number	Period	Concept	Amount (S/)	Interest (S/)	Total Amount (S/)

Tax Assessment Resolution	012-003-0146335	January 2018	Omitted Tax	551,802,763	494,619,443	1,046,422,206
Fine Resolution	012-002-0041144	January 2018	Fine	275,901,382	204,820,909	480,722,291
Tax Assessment Resolution	012-003-0146337	March 2018	Omitted Tax	15,122,812	13,192,688	28,315,500
Fine Resolution	012-002-0041145	March 2018	Fine	7,561,406	5,422,814	12,984,220
				850,388,363	718,055,854	1,568,444,217

Through these Resolutions, the Peruvian Tax Administration (Superintendencia Nacional de Aduanas y de Administración Tributaria – SUNAT) has determined that Grupo Credito should have withheld the Income Tax applicable to non-domiciled parties during two share purchase transactions conducted on the trading floor of the Lima Stock Exchange (Rueda de Bolsa de la Bolsa de Valores de Lima) involving shares issued by Banco de Credito del Peru. The transactions took place on May 7, 2018, for a total of 2.77% of the share capital, and on May 7, 2019, for a total of 0.9559% of the share capital, in which Grupo Credito acted as the buyer and Credicorp Ltd. as the seller. According to the tax authority, Grupo Credito is considered jointly liable for the aforementioned tax in its capacity as withholding agent.

According to information provided by Grupo Credito, the company will contest the Resolutions, as it considers them to be without legal foundation, arbitrary, and abusive. Consequently, Grupo Credito will assert the rights afforded to it by law.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative